Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICES CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Six Months Ended June 30, 2017	Year Ended Dec. 31
		2016	2015	2014	2013	2012
Earnings, as defined:
Pretax income from operations	$94,858	$234,271	$202,288	$205,054	$148,938	$168,598
Add: Fixed charges	56,425	112,793	109,073	105,946	104,534	103,760
Total earnings, as defined	$151,283	$347,064	$311,361	$311,000	$253,472	$272,358
Fixed charges, as defined:
Interest charges	$44,684	$88,671	$84,040	$80,218	$77,866	$69,074
Interest component of leases	11,741	24,122	25,033	25,728	26,668	34,686
Total fixed charges, as defined	$56,425	$112,793	$109,073	$105,946	$104,534	$103,760
Ratio of earnings to fixed charges	2.7	3.1	2.9	2.9	2.4	2.6